

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mailstop 4628

October 8, 2015

Via E-mail
Mr. Richard C. Buterbaugh
Chief Financial Officer
Laredo Petroleum, Inc.
15 W. Sixth Street, Suite 900
Tulsa, Oklahoma 74119

> **Re:** **Laredo Petroleum, Inc.**
> **Form 10-K for the Fiscal Year ended December 31, 2014**
> **Filed February 26, 2015**
> **Form 10-Q for the Fiscal Quarter ended June 30, 2015**
> **Filed August 6, 2015**
> **Response Letter dated September 2, 2015**
> **File No. 1-35380**

Dear Mr. Buterbaugh:

We have reviewed your filings and response letter and have the following additional comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year ended December 31, 2014

Management's Discussion and Analysis

Recent Developments, page 52

Recent Drop in Oil Prices, page 52

1.　　We note that you have not complied with prior comments one and two, regarding your disclosures indicating that if oil and natural gas prices prevailing at the time of filing your report are continued or maintained, a significant portion of exploration, development and exploitation projects may be rendered uneconomic; and there may be a material adverse effect on your results of operations due to impairment.

You indicated previously that you were unable to quantify any reasonably possible effects to address these known trends and uncertainties. However, we see that you booked a $488 million ceiling test write-down in the second quarter, and are now proposing to include a sensitivity analysis to address future concerns of this nature. You previously indicated that you expected to develop all of your reserves, notwithstanding the economic downturn and disclosure on page 34 expressing concern, although you have not proposed disclosure to clarify the concern noted in our initial comment.

As previously explained, given the role that commodity prices have in reserve computations, the economics underlying development plans, and accounting under the full cost methodology, we believe that disclosure quantifying the reasonably possible effects is required based on reasonably available information.

Please address the following points related to the accounting effects.

- If you believe that a sensitivity analysis will address the accounting aspect of this disclosure requirement, your assumptions about prices, how these represent the known trend, and the range of correlating impact should be clarified.

- Please describe any *may exceed* figure sufficiently to understand whether this represents a minimum reasonably possible effect, and how this relates to the range of reasonably possible effects.

- As you have proposed to accompany such disclosure with a list of "numerous uncertainties inherent in the estimation of proved reserves and accounting", also explain how each uncertainty has been minimized or overcome in establishing reasonable certainty of developing the reserves you report.

Please address the following points related to the effects on reserves and exploration, development and exploitation projects and plans.

- If you have concluded that your reserves and development plans are not reasonably likely to be materially impacted by continuation of the prevailing oil and natural gas prices, revise your disclosure to clarify your view.

- If we have misunderstood your assessment and you believe that material effects are reasonably possible to arise from a continuation of the prevailing commodity prices, then submit the revisions that you propose to quantify these effects.

2.   We had asked you to submit a rollforward of reserves for each of the last five years and related details in our prior comment. As you provided this activity only for 2014, we will require the balance of this information to continue our review. Please provide explanations and details of any circumstances

  •   associated with reserves that were removed from the proved category without development or

  •   which you believe justify reporting reserves that are not developed or not scheduled to be developed within five years of initial booking, as may pertain to activity over the prior five fiscal years and subsequent interim period.

Please also describe the circumstances under which any schedules for development have changed subsequent to initial booking so that we may understand the nature and extent of information that had changed or which was not contemplated or not required to establish reasonable certainty in your adoption of the initial development plans.

3.   Please submit a schedule comparing the reserves and locations that were scheduled for development in each of the last five fiscal years, and the subsequent interim period, at the end of the immediately preceding fiscal year-end. For example, identify the reserves that were scheduled for development during 2015, in your reserve report as of December 31, 2014, and the reserves that were scheduled for development during 2014, in your reserve report as of December 31, 2013. Also submit explanations for any significant shortfalls between the PUD drilling schedules and those scheduled PUDs that were actually drilled.

You may contact Lily Dang at (202) 551-3867 or Kimberly Calder at (202) 551-3701 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551- 3686 with any other questions.

Sincerely,

/s/ Karl Hiller

Karl Hiller
Branch Chief
Office of Natural Resources